Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Lodgement of Change in Director’s Interest Notice

Brisbane, Australia, 20 December 2013.  Progen Pharmaceuticals Ltd (“Progen” or “the Company”) (ASX: PGL, OTC: PGLA) hereby lodges an Appendix 3Y: Change of Director’s Interest Notice on behalf of Mr Heng Hsin Tang.

Having regard to ASX Listing Rules 3.19A and 3.19B and Guidance Note 22: “Director Disclosure of Interests and Transactions in Securities — Obligations of Listed Entities”, the Company makes the following submissions in relation to the late lodgement of the Appendix 3Y:

1.              Explanation for late lodgement of Appendix 3Y

The Appendix 3Y was not lodged within 5 business days after the date of change of the director’s interest (i.e. by 19 December 2013) due to a miscalculation of the number of business days.

The Company confirms that it is aware of and understands its obligations under the Corporations Act 2001 (Cth) and ASX Listing Rules, in particular the obligations under Listing Rules 3.19A and 3.19B.

2.              Arrangements in place between the Company and its Directors to ensure that it is able to meet its minimum disclosure obligations under Listing Rule 3.19A

The Company considers that it has the necessary education, reporting and notification policies in place to ensure compliance with the disclosure obligations under Listing Rule 3.19A. The Company updated its Continuous Disclosure Policy and Procedures (“Policy”) in September 2013. Further, the Company ensures that Directors are aware of their obligations to inform the Company Secretary of any changes in their relevant interests during their tenure, and to provide all information necessary for the Company to comply with its obligations under Listing Rule 3.19A.

3.              Additional steps being considered by the Company to ensure compliance with Listing Rule 3.19B

The Company considers its current arrangements are adequate for ensuring timely notification. However, given the late lodgement of this Appendix 3Y, the Company is reviewing those arrangements, and will make changes if appropriate. The Company Secretary has reminded all Directors of their obligations under the Company’s Policy together with the requirements of the ASX Listing Rules. The Company will continue to review and update its policies as and when required.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity	PROGEN PHARMACEUTICALS LIMITED

ABN	82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	HENG HSIN TANG

Date of last notice	9 December 2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	DIRECT INTEREST

Nature of indirect interest	N/A
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	12 DECEMBER 2013

No. of securities held prior to change	97,354

Class	ORDINARY FULLY PAID SHARES

Number acquired	10,000

Number disposed	NIL

Value/Consideration	TOTAL CONSIDERATION — $2,196.00
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	107,354

+ See chapter 19 for defined terms.

Nature of change	ON-MARKET TRADE
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder	N/A
(if issued securities)

Date of change	N/A

No. and class of securities to which interest related prior to change	N/A
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration	N/A
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change	N/A

Part 3 — +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	NO

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.